UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-33768

AIFU INC.

Room 01, Building 10,

Jinzhong Guobin Hui Qinyuan 2nd Road

Lihu Community, Xili Street
Shenzhen, 518055
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Completion of Issuance of Class B Ordinary Shares

On December 22, 2025 AIFU Inc. (“AIFU” or the “Company”) completed its previously announced issuance of 5,000,000 Class B ordinary shares (the “Subscription Shares”) to Expansion Group Ltd. (“Expansion”).

Pursuant to the share subscription agreement entered into on November 7, 2025 (the “Agreement”), Expansion acquired the Subscription Shares at a price of US$0.40 per share, for aggregate gross proceeds to the Company of US$2,000,000. The Company intends to use the net proceeds for general working capital purposes.

Following this issuance, the Company has a total of 20,935,271 issued and outstanding ordinary shares, consisting of 13,435,271 Class A ordinary shares and 7,500,000 Class B ordinary shares. Expansion beneficially owns 250 Class A ordinary shares and 5,000,000 Class B ordinary shares of the Company, representing approximately 23.88% of the total issued and outstanding ordinary shares of the Company and approximately 65.49% of the aggregate voting power of the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIFU Inc.

By:	/s/ Mingxiu Luan
Name:	Mingxiu Luan
Title:	Chief Executive Officer

Date: December 23, 2025

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